Mail Stop 4561

February 16, 2007

Mr. Charles J. Viater
President and Chief Executive Officer
MFB Corp.
4100 Edison Lakes Parkway, Suite 300
Mishawaka, IN 46545

> **Re: MFB Corp.**
> **Form 10-K for the fiscal year ended September 30, 2006**
> **Filed December 22, 2006**
> **File No. 1-12279**

Dear Mr. Viater:

We have reviewed your response dated February 9, 2007 and have the following comment.

Form 10-K for the Fiscal Year Ended September 30, 2006:

Business

Nonperforming and Classified Assets

1.   We note your response to comment one of our letter dated January 26, 2007. In future filings, please describe the policies and procedures in place that provide for current and reliable information regarding the collectibility of your commercial loans. Your disclosure should address the typical communications between the loan officer and debtor, monitoring of the status and key financial information of the debtor, obtaining updated financial information from debtors and any guarantors, and reviews of collateral. Please provide us with your proposed future disclosure.

*   *   *   *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comment.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or me at (202) 551-3492 if you have any questions.

Sincerely,

John P. Nolan
Accounting Branch Chief